January 20, 2006

Mail Stop 0408

By U.S. Mail and Facsimile (443) 263-7553

Mark H. Anders
President and Chief Executive Officer
AmericasBank Corp.
500 York Road
Towson, Maryland 21204

Re:	AmericasBank Corp.
	Form SB-2 filed December 21, 2005
	File No. 333-130542

Dear Mr. Anders:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please clarify when the offering will be over.

Risk Factors, page 8

2. We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

3. Several of your risk factors use language stating that "there can be no assurance that..." or similar language. However, the risk is not your ability to give assurance, but the underlying situation.
Please revise to eliminate this and similar language.

There is a limited trading market for our common stock..., page 13

4. Please revise to clarify the nature and extent of the risk that your common shares may not be listed on Nasdaq immediately after the closing of the offering. Are there specific reasons to believe that your application for listing on Nasdaq may be denied?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Noninterest Expenses, page 37

5. Please tell us in detail the type and amounts of the fixed costs included in the $830,599 of deferred loan origination costs as of September 30, 2005. Discuss how you considered the guidance provided in SFAS No. 91 paragraphs 5 - 7 and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

Investment Securities, page 39

6. Please revise the narrative preceding the table showing amortized costs, fair value and weighted average yield of your portfolio to include the nature of your relationship with Atlantic Central Bankers
Bank, the marketability and trading environment for their stock and your methodology for determining fair value. Please review the guidance provided under ARB 43, Chapter 3 paragraph 6 and discuss why you feel your classification is appropriate.

Recent Accounting Pronouncements, pages 50 - 51

7. Please revise here and in your notes to the financial statements your discussion of SFAS 123R to include your plan for adoption and the anticipated impact it will have on your financial statements.

Management, page 62

8. Please disclose how long Mr. Warner has served as Chairman of the company.



Security Ownership of Certain Beneficial Owners, page 77

9. Please identify the natural person who controls Acadia Master
Fund
I, Ltd.

Warrants, page 90

10. Please tell us how you accounted for the issuance of your warrants at their inception and how you determined whether they qualified for liability and/or equity classification. We note that the fractional interest in the warrants can be settled in cash. Please tell us how you considered this with respect to the guidance provided under SFAS No. 133, SFAS 150 and EITF 00-19.

Consolidated Financial Statements

Consolidated Statements of Change in Stockholders` Equity, page F-
5

11. Please revise the heading for the unrealized gain on investment securities available for sale for the September 30, 2005 reconciliation to reflect the $17,760 in losses.

12. Please tell us how you account for the unrealized gains and losses on investment securities available for sale when the associated securities are sold and how you determined your accumulated other comprehensive income at September 30, 2005 was zero. We note that the unrealized loss on investment securities available for sale of $17,760 exactly off-set the beginning accumulated balance. Please review the guidance under SFAS 115 paragraph 21 and tell us why you feel your presentation is appropriate.

Notes to the Consolidated Financial Statements

Note 5.  Investment Securities (Continued), page F-14

13. Please revise your discussion to include your methodology for determining the fair value of your investment securities portfolio.

14. Please review the guidance provided under EITF 03-1 paragraph
21
and tell us how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate. We note you do not provide detailed schedules providing the age of your unrealized gains and losses for the provided periods. If necessary, please revise your filing disclosures.

Note 6. Loans (Continued), page F-16

15. Please review the guidance provided under SFAS No. 114 paragraph
20 and tell us how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate. We note you have not provided the amount of related allowance associated with your impaired and non-accrual loans. If necessary, please revise your filing disclosures.

Undertakings, page II-7

16. Please include the undertaking found in Item 512(a) of Regulation
S-B.

Signature Page

17. Note that the registration statement must be signed by the controller or chief accounting officer. Please revise accordingly.

General

18. Please note the updating requirements of Rule 310(g) of Regulation S-B.

19. Please file updated consents for all audited financial statements included in your next filing.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or Don Walker, Senior Assistant Chief Accountant at (202) 551-
3490 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3698 with any other questions.

						Sincerely,



Mark Webb
Legal Branch Chief

cc:	Frank C. Bonaventure, Esq.
	Kenneth B. Abel, Esq.
	Ober, Kaler, Grimes & Shriver
	A Professional Corporation
	120 E. Baltimore Street
	Baltimore, Maryland 21202

	Wayne A. Whitham, Esq.
	John M. Oakey, III, Esq.
	Williams, Mullen, Clark & Dobbins
	Two James Center
	1021 East Cary Street, 17th Floor
	Richmond, Virginia 23219

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Mark H. Anders
AmericasBank Corp.
January 20, 2006
 Page 6